UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 29, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING HELD ON MAY 27, 2014

Date, Time and Place: Held on May 27, 2014, at 10:00 AM, by means of teleconference centralized at the Company’s head office, at Alameda Santos, No. 1.357, 6th floor, in the City and State of São Paulo.

Call notice: Call notice dismissed due to the attendance of the totality of the members of the Board of Directors, in accordance with item 6 of its Internal Regiment.

Attendance: The totality of the members of the Board of Directors of the Company in office were present: Messrs. José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto; and Raul Calfat.

Presiding:	Sr. José Luciano Duarte Penido — Chairman.
Sra. Claudia Elisete Rockenbach Leal — Secretary.

Agenda: In accordance with the terms of art. 17 of the Company’s Bylaws: (i) approve the sale of writ of payment (precatório) issued as a result of a final judicial decision of a lawsuit proposed by the Company, in order to receive amounts arising IPI tax credits; (ii) approve the acceptance of the proposal made by Bank of America to sell the writ of payment (precatório); and (iii) authorize and ratify the Board of Officers to execute any and all necessary acts to fulfill the terms established herein.

Resolutions: After discussion and analysis of the matters included on the Agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors in order to:

(i)      Approve, in accordance with the Board of Officers’ recommendation, the sale of writ of payment (precatório) no. 1183455420134019198, issued as a result of a final judicial decision of a lawsuit proposed by the Company, in order to receive amounts arising IPI tax credits.

(ii)     Approve the acceptance of the proposal made by Bank of America to sell the writ of payment (precatório) above mentioned, by the discount amount up to 7,5% on face value.

(iii)    Authorize the Board of Executive Officers, in accordance with the Company’s Bylaws, to sign all documents and to execute all and any necessary acts to accomplish the resolutions above, and ratifies the document’s signatures and the acts already executed.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Attendance: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directos); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto; and Raul Calfat; and Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, May 27, 2014

We certify that the present instrument is a true copy of the Minutes of the Extraordinary Board of Directors Meeting held on May 27, 2014, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO